SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                         SAN DIEGO REVITALIZATION CORP.
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 23, 2002
             (Date of Event Which Requires Filing of this Statement)



         If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 pages)


-----------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741444301              SCHEDULE 13D/A               PAGE 2 OF 8 PAGES

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     San Diego Revitalization Corp.
     33-0898712
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO (see Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
       NUMBER OF
                                       0
        SHARES                   -----------------------------------------------
                                 8     SHARED VOTING POWER
     BENEFICIALLY
                                       1,450,000
       OWNED BY                  -----------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
    EACH REPORTING
                                       0
        PERSON                   -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
         WITH
                                       1,450,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Nonprofit Corporation
--------------------------------------------------------------------------------

CUSIP NO. 741444301              SCHEDULE 13D/A               PAGE 3 OF 8 PAGES


                  This Amendment No. 2 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation, a Maryland corporation, and amends the Schedule 13D filed by San Diego Revitalization Corp., a California nonprofit corporation, on January 11, 2002 (the "Schedule 13D"). The Schedule 13D is hereby amended and restated in its entirety as follows:


ITEM 1.     SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy").

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.     IDENTITY AND BACKGROUND.

        (a), (f) This statement on Schedule 13D is filed by San Diego Revitalization Corp., a California nonprofit corporation ("SDRC").

                     The directors and executive officers of SDRC (collectively, the "SDRC Directors and Officers"), each of whom is a citizen of the United States, are as follows:

                       Sol Price           Director, Chairman of the Board, and
                                           President
                       Robert E. Price     Director and Executive Vice President
                       James F. Cahill     Director and Executive Vice President
                       Jack McGrory        Director and Executive Vice President
                       Allison Price       Director
                       Murray Galinson     Director
                       William Gorham      Director
                       Kathy Hillan        Treasurer
                       Joseph R. Satz      Secretary

                     Each of the SDRC Directors and Officers disclaims membership in a group with SDRC, and SDRC disclaims membership in a group with any of the SDRC Directors and Officers.

        (b) The principal executive office of SDRC and the principal business address of each of the SDRC Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

        (c) The principal business of SDRC is to purchase, develop, and rehabilitate real estate in the community of City Heights, San Diego, California, in furtherance of its goals of, among other things, combating community deterioration, providing low income and decent affordable housing, and reducing crime through housing improvements, in the City Heights neighborhood.

                     The principal occupation of each of Mr. S. Price and Mr. R. Price is self-employed investor and manager of The Price Group LLC, a California limited liability company ("Price Group"). The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan is manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price is not presently employed.

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CUSIP NO. 741444301              SCHEDULE 13D/A               PAGE 4 OF 8 PAGES


         (d)-(e) During the last five years, neither SDRC nor any of the SDRC Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         1. On October 2, 2001, the Price Family Charitable Fund, a private foundation ("PFCF"), made a charitable donation of 700,000 shares of Series A Preferred Stock to SDRC.

         2. On October 3, 2001, PFCF made a charitable donation of 300,000 shares of Series A Preferred Stock to SDRC.

         3. On December 19, 2001, PFCF made a charitable donation of 1,000,000 shares of Series A Preferred Stock to SDRC.

         4. On January 11, 2002, SDRC transferred 2,000,000 shares of Series A Preferred Stock, as well as other consideration, to the San Diego Foundation Charitable Real Estate Fund, a charitable organization ("SDF"), in exchange for all of SDF's interests in CHR. The parties to the transaction valued the transferred shares of Series A Preferred Stock at $15.15 per share.

         5. On August 23, 2002 SDRC purchased 1,450,000 shares for $16.00 per share in a private transaction from the Price Family Charitable Trust. The shares were purchased with a $23,200,000 promissory note, due August 23, 2003, at an interest rate of 8%, a copy of which is attached as Exhibit A.


ITEM 4.     PURPOSE OF TRANSACTION.

         The information set forth above in Item 3 is incorporated herein by reference. All shares of Series A Preferred Stock held by SDRC were held for investment purposes only.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) SDRC presently beneficially owns 1,450,000 shares of Series A Preferred Stock, representing approximately 5.3% of the issued and outstanding Series A Preferred Stock.

                      SDRC Directors and Officers may be deemed to beneficially own, in the aggregate, 11,673,928 shares of Series A Preferred Stock, representing approximately 42.6% of the issued and outstanding Series A Preferred Stock.2 The beneficial ownership of shares by each of the SDRC Directors and Officers is as follows:3

----------------------------
         2   Calculation of percentage ownership of Series A Preferred Stock is based on approximately 27,434,166 shares estimated to be issued and outstanding as of June 30, 2002 as reported in the Current Report on Form 8-K filed by Price Legacy with the Securities and Exchange Commission (the "SEC") on August 12, 2002.

         3   Shares of Series A Preferred Stock disclosed for each of the SDRC
Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. Specifically, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Gorham, Mr. Satz, and Ms. Hillan all include 291,546 shares held by PFCF and 1,450,000 shares held by SDRC, entities for which each of them serves as a director and/or officer. The shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan also all include 968,800 shares held by Price Group, an entity for which each of them serves as a manager.

CUSIP NO. 741444301              SCHEDULE 13D/A               PAGE 5 OF 8 PAGES


                    Mr. S. Price may be deemed to beneficially own 7,876,929 shares, representing approximately 28.7% of the issued and outstanding Series A Preferred Stock, 5,166,583 shares over which he has sole voting and dispositive power and 2,710,346 shares over which he has shared voting and dispositive power.

                    Mr. R. Price may be deemed to beneficially own 6,100,482 shares, representing approximately 22.2% of the issued and outstanding Series A Preferred Stock, 1,552 shares over which he has sole voting and dispositive power and 6,098,930 shares over which he has shared voting and dispositive power. Ms. A Price is the wife of Mr. R. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                    Mr. Cahill may be deemed to beneficially own 2,918,604 shares, representing approximately 10.6% of the issued and outstanding Series A Preferred Stock, 110,316 shares over which he has sole voting and dispositive power and 2,808,288 shares over which he has shared voting and dispositive power.

                    Mr. McGrory may be deemed to beneficially own 2,749,299 shares, representing approximately 10.0% of the issued and outstanding Series A Preferred Stock, 18,254 shares over which he has sole voting and dispositive power and 2,731,045 shares over which he has shared voting and dispositive power.

                    Mr. Galinson may be deemed to beneficially own 2,856,032 shares, representing approximately 10.4% of the issued and outstanding Series A Preferred Stock, no shares over which he has sole voting and dispositive power and 2,856,032 shares over which he has shared voting and dispositive power.

                    Mr. Gorham may be deemed to beneficially own 1,755,512 shares, representing approximately 6.4% of the issued and outstanding Series A Preferred Stock, 13,966 shares over which he has sole voting and dispositive power and 1,741,546 shares over which he has shared voting and dispositive power.

                    Mr. Satz may be deemed to beneficially own 2,710,346 shares, representing approximately 9.9% of the issued and outstanding Series A Preferred Stock, no shares over which he has sole voting and dispositive power and 2,710,346 shares over which he has shared voting and dispositive power.

                    Ms. Hillan may be deemed to beneficially own 2,710,346 shares, representing approximately 9.9% of the issued and outstanding Series A Preferred Stock, no shares over which she has sole voting and dispositive power and 2,710,346 shares over which she has shared voting and dispositive power.

          The information set forth above in Item 2 is incorporated herein by reference. Except as set forth below, to the extent that any of the SDRC Directors and Officers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the SDRC Directors and Officers. The exceptions are as follows:

                    Helen Price, the wife of Mr. S. Price, is a director of PFCF. Accordingly, to the extent that any of the SDRC Directors and

--------------------------------------------------------------------------------
         Disclosure of shares with respect to any of the SDRC Directors and Officers should not be construed as any admission of beneficial ownership of such shares.

CUSIP NO. 741444301              SCHEDULE 13D/A               PAGE 6 OF 8 PAGES


                    Officers may be deemed to beneficially own any shares held by PFCF, such person shares the power to vote or dispose of such shares not only with each of the other SDRC Directors and Officers but also with Ms. H. Price. Ms. H. Price is not presently employed. To the extent that Ms. H. Price may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                    Mr. R. Price shares voting and dispositive power over 38,556 shares with Sarah Price and 48,472 shares with Rebecca Price. Ms. S. Price is a student, and Ms. R. Price is self-employed.

                    Mr. Cahill shares voting and dispositive power over 36,972 shares with Ben Price, 48,472 shares with Jonas Price, and 145,686 shares with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

                    Mr. Galinson shares voting and dispositive power over 145,686 shares with his wife, Elaine Galinson. Ms. Galinson is not presently employed.

                    The principal business address of each of Ms. H. Price, Ms.
                    S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, and Ms. Galinson is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                    None of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                    Each of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring is a citizen of the United States.

         (c) The information set forth above in Item 3 is incorporated herein by reference.

               On July 23, 2002, the Jonas Price Trust, of which Mr. Cahill serves as a co-trustee, purchased 11,500 shares for 15.65 per share on the open market.

               On August 16, 2002, Elaine Galinson, spouse of Mr. Galinson, purchased 1,875 shares for 15.90 per share in a private transaction.

               On August 23, 2002, the Price Family Charitable Trust, of which Mr. S. Price is trustee, sold 1,450,000 shares to SDRC for 16.00 per share.

CUSIP NO. 741444301              SCHEDULE 13D/A               PAGE 7 OF 8 PAGES

        (d)    Not applicable.

        (e)    August 23, 2002.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Cahill is the borrower and PFCT is the lender under a loan agreement entered into in May 1998. The loan is secured by 64,133 shares of Series A Preferred Stock held by Mr. Cahill and pledged to PFCT. PFCT does not have the right to vote or dispose of the pledged shares unless the loan is in default.

         Mr. McGrory is the borrower and SHPT is the lender under a loan agreement entered into in May 1998. The loan is secured by 12,800 shares of Series A Preferred Stock held by Mr. McGrory and pledged to SHPT. SHPT does not have the right to vote or dispose of the pledge shares unless the loan is in default.


ITEM 7.    EXHIBITS.

                                    Exhibit A

                                 PROMISSORY NOTE

$23,200,000                                                      August 23, 2002
                                                           San Diego, California

         FOR THE VALUE RECEIVED, the undersigned SAN DIEGO REVITALIZATION CORPORATION, a California non-profit public benefit corporation, (the "Borrower"), promises to pay to PRICE FAMILY CHARITABLE TRUST, a California trust, (the "Lender") or order, at 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037, or such other address as may be directed in writing, the principal sum of Twenty Three Million Two Hundred Thousand Dollars ($23,200,000), together with interest thereon at a rate of eight percent (8%) per annum, computed from the date hereof on the basis of a three hundred sixty-five day (365) year, actual days elapsed.

         1. Payment of Principal and Interest. Interest only shall be paid in quarterly installments on November 20th, February 20th, May 20th and August 20th beginning on November 20, 2002, until this Note is paid in full. All unpaid principal and accrued unpaid interest shall be due and payable in full one (1) year from the date hereof.

         2. Credit of Payments. Each payment under this Note shall be credited in the following order: (a) costs, fees, charges and advances paid or incurred by Lender and for which the Borrower is obligated under the terms herein; (b) interest payable under this Note; and (c) principal under this Note. All installments of principal and interest of this Note shall be payable in lawful money of the United States of America.

         3. Prepayment. The Borrower may prepay in whole, or from time to time in part, and without any premium or penalty therefor, the principal amount hereof then remaining unpaid, together with accrued unpaid interest on this Note. Any such prepayment shall be applied first to accrued unpaid interest on this Note and the balance to principal due hereunder.

         4. Interest and Default. From and after the Maturity Date the entire unpaid principal balance and accrued unpaid interest shall automatically bear an annual interest rate equal to the lessor of: (a) ten percent (10%) per annum or
(b) the maximum interest rate allowed by law; in lieu of the rate provided above herein.

         5. Attorney Fees. Borrower agrees to pay the following costs, expenses, and attorney fees paid or incurred by Lender, or adjudged by a court: (a) reasonable costs of collection and costs, expenses, and attorney fees paid or incurred in connection with the collection or enforcement of this Note, whether or not suit is filed; (b) reasonable costs, expenses, and attorney fees paid or incurred in connection with representing Lender in any bankruptcy, reorganization, receivership, or other proceedings affecting creditors' rights and involving a claim under this Note; and (c) costs of suit and such sum as the court may adjudge as attorney fees in any action to enforce payment of this Note or any part of it.

         6. Waiver. Borrower, endorsers, and all other persons liable or to become liable on this Note waive presentment, protest, and demand; notice of protest, demand, and dishonor; and all other notices or matters of a like nature.

         7. Usury. All agreements between Borrower and Lender are expressly limited, so that in no event or contingency, whether because of the advancement of the proceeds of this Note, acceleration of maturity of the unpaid principal balance, or otherwise, shall the amount paid or agreed to be paid to Lender for the use, forbearance, or retention of the money to be advanced under this Note exceed the highest lawful rate permissible under applicable usury laws. If, under any circumstances, fulfillment of any provision of this Note or any other agreement pertaining to this Note, after timely performance of such provision is due, shall involve exceeding the limit of validity prescribed by law that a court of competent jurisdiction deems applicable, then, ipso facto, the obligations to be fulfilled shall be reduced to the limit of such validity. If, under any circumstances, Lender shall ever receive as interest an amount that exceeds the highest lawful rate, the amount that would be excessive interest shall be applied to reduce the unpaid principal balance under this Note and not to pay interest, or, if such excessive interest exceeds the unpaid principal balance under this Note, such excess shall be refunded to Borrower. This provision shall control every other provision of all agreements between Borrower and Lender.

         8. Forbearance Not a Waiver. If Lender delays in exercising or fails to exercise any of its rights under this Note, that delay or failure shall not constitute a waiver of any Lender rights or of any breach, default, or failure of condition under this Note. No waiver by lender of any of its rights or of any such breach, default, or failure of condition shall be effective, unless the waiver is expressly stated in a writing signed by Lender.

         9. Assignment. This Note inures to and binds the heirs, legal representatives, successors, and assigns of Borrower and Lender; provided, however, that Borrower may not assign this Note or any proceeds of it, or assign or delegate any of its rights or obligations, without Lender's prior written consent in each instance. Lender, in its sole discretion, may transfer this Note, and may sell or assign participations or other interests in all or any part of this Note, all without notice to or the consent of Borrower.

         10. Severability. If any provision of this Note, or the application of it to any party or circumstance, is held void, invalid, or unenforceable by a court of competent jurisdiction, the remainder of this Note, and the application of such provision to other parties or circumstances, shall not be affected thereby, the provisions of this Note being severable in any such instance.

         11. Time is of the Essence. Time is of the essence with respect to all obligations of Borrower under this Note.

         12. Governing Law. This Note shall be construed and enforceable according to the laws of the State of California.

Executed as of the date first written above.

                                   BORROWER

                                   SAN DIEGO REVITALIZATION
                                   CORPORATION

                                   By /s/ James F. Cahill
                                      --------------------------------
                                      James F. Cahill - Executive V.P.

                                   By /s/ Jack McGrory
                                      ---------------------------------
                                      Jack McGrory - Executive V.P.

CUSIP NO. 741444301              SCHEDULE 13D/A               PAGE 8 OF 8 PAGES


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  September 3, 2002


                                           SAN DIEGO REVITALIZATION CORP.


                                           /s/ James F. Cahill
                                           -------------------------------------
                                           By: James F. Cahill
                                           Title: Executive Vice President